                 FISHER & PAYKEL HEALTHCARE CORPORATION LIMITED
                  REPORT FOR THE PERIOD ENDED DECEMBER 31, 2001

                                                                                    PAGE
1        Financial Statements (Unaudited)

         The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in New Zealand (NZ GAAP) and are presented in NZ DOLLARS.

         Condensed Consolidated Statements of Financial Performance for the
         Three and Nine Months Ended December 31, 2001 and 2000, and the Fiscal
         Year Ended March 31, 2001.                                                   2

         Condensed Consolidated Statements of Financial Position as of December
         31, 2001, and March 31, 2001.                                                4

         Condensed Consolidated Statements of Movements in Equity for the Nine
         Months Ended December 31, 2001, and the Fiscal Year Ended March 31,
         2001.                                                                        5

         Condensed Consolidated Statements of Cash Flows for the Nine Months
         Ended December 31, 2001 and the Fiscal Year Ended March 31, 2001.            6


         Notes to Condensed Consolidated Financial Statements.                        7

2        Management's Discussion and Analysis of Financial Position and
         Financial Performance of Continuing Operations.                             12


3        Quantitative and Qualitative Disclosures About Market Risk.                 15

                           FORWARD-LOOKING STATEMENTS

The statements contained in this Quarterly Report, including without limitation those contained in "Management's Discussion and Analysis of Financial Position and Financial Performance of Continuing Operations," relating to financial projections, plans and objectives of management, future economic performance and other future events, are "forward-looking statements" within the meaning of
Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These forward-looking statements represent the Company's present expectations or beliefs concerning future events. The Company cautions that such statements involve known and unknown risks, uncertainties and other factors that may cause its actual results or performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following:

- the Company's results may be adversely affected by foreign currency fluctuations because its revenues, costs and liabilities are denominated in multiple currencies;

- the Company competes against substantially larger, more well established companies and the markets for its products are highly competitive;

- a change in technology relating to the Company's products may result in some of its products being obsolete, could cause it to incur substantial costs to implement new technologies, or could cause it to lose customers if its competitors implement new technologies before it does;

- the Company has experienced some variation in its financial results in the past and expects its future financial results may also fluctuate;

- the Company's success depends in part on its proprietary technologies and if it is unable to successfully enforce its intellectual property rights, its competitive position may be harmed;

- if the Company infringes the patents or proprietary rights of other parties it may incur significant costs and its business may be harmed;

- the Company's continued success depends on the ability of patients to be reimbursed by third-party payors;

- a product recall may have a material adverse effect on the Company's business; and

- the international scope of the Company's operations exposes it to operational, political and other business risks that may harm its business.


Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee its future results or performance. The Company does not undertake to publicly update or revise any forward-looking statements.

1.       FINANCIAL STATEMENTS

                 FISHER & PAYKEL HEALTHCARE CORPORATION LIMITED
             Unaudited Condensed Consolidated Statements of Financial
                 Performance (in thousands of NZ Dollars, except
                                 per share data)

                                                      Three Months                         Nine Months               Fiscal Year
                                                          Ended                               Ended                     Ended
                                                      December 31,                        December 31,                March 31,
                                         ---------------------------------     ---------------------------------     -------------
Continuing Operations                            2001               2000             2001               2000             2001
                                         -------------       -------------     -------------       -------------     -------------
Operating revenue .................      $      55,847       $      54,963     $     157,372       $     137,275     $     193,090
Cost of sales .....................             18,711              18,980            46,848              42,852            58,018
                                         -------------       -------------     -------------       -------------     -------------
Gross profit ......................             37,136              35,983           110,524              94,423           135,072
Operating expenses:
Selling, general and administrative
  expenses ........................             14,540              12,388            42,629              34,360            46,586
Research and development
  expenses ........................              2,567               2,350             7,573               6,006             8,661
                                         -------------       -------------     -------------       -------------     -------------
Total operating expenses ..........             17,107              14,738            50,202              40,366            55,247
                                         -------------       -------------     -------------       -------------     -------------
Operating profit ..................             20,029              21,245            60,322              54,057            79,825
Other income (expenses), net:
Interest income ...................                388                --                 498                --                --
Interest (expense) ................               (431)               (643)           (1,474)             (1,405)           (2,163)
Foreign currency exchange profit
  (loss) ..........................              2,366              (3,628)            1,407              (8,505)          (57,796)
Other expenses (note 5) ...........               (957)               --                (957)               --                --
                                         -------------       -------------     -------------       -------------     -------------
Total other income, (expenses) net               1,366              (4,271)             (526)             (9,910)          (59,959)
                                         -------------       -------------     -------------       -------------     -------------
Profit from continuing operations
  before taxation .................             21,395              16,974            59,796              44,147            19,866
Taxation ..........................             (7,322)             (5,939)          (20,035)            (15,438)           (8,117)
                                         -------------       -------------     -------------       -------------     -------------
Profit from continuing operations
  after taxation ..................      $      14,073       $      11,035     $      39,761       $      28,709     $      11,749
                                         =============       =============     =============       =============     =============
Basic earnings from continuing
  operations per share ............      $        0.13       $        0.09     $        0.35       $        0.24     $        0.10
Diluted earnings from continuing
  operations per share ............      $        0.13       $        0.09     $        0.35       $        0.24     $        0.10
Weighted average basic
  shares outstanding ..............        107,592,308         118,111,137       114,604,861         118,111,137       118,111,137
Weighted average diluted
  shares outstanding ..............        108,615,308         118,111,137       114,945,861         118,111,137       118,111,137
Basic earnings from continuing
  operations per ADS (1) ..........      $        0.52       $        0.37     $        1.39       $        0.97     $        0.40
Diluted earnings from continuing
  operations per ADS (1) ..........      $        0.52       $        0.37     $        1.38       $        0.97     $        0.40
Notional weighted average basic
ADS's outstanding (1) .............         26,898,077          29,527,784        28,651,215          29,527,784        29,527,784
Notional weighted average
  diluted ADS's outstanding (1) ...         27,153,827          29,527,784        28,736,465          29,527,784        29,527,784

(1)      Assumes four outstanding ordinary shares are equal to one ADS

                  See accompanying notes to unaudited condensed
                       consolidated financial statements

                 FISHER & PAYKEL HEALTHCARE CORPORATION LIMITED

             Unaudited Condensed Consolidated Statements of Financial
                 Performance (in thousands of NZ Dollars, except
                                 per share data)

                                                    Three Months   Nine Months      Fiscal Year
                                                       Ended          Ended            Ended
                                                    December 31,   December 31,      March 31,
                                                    ---------       ---------       ---------
Discontinued Operations                                2001            2001             2001
                                                    ---------       ---------       ---------
    Operating revenue ........................      $  93,887       $ 465,383       $ 736,065

    (Loss) from discontinued operations before
       taxation (Note 6) .....................        (20,497)         (3,199)           (664)
    Taxation .................................         (4,609)        (10,997)            (45)
                                                    ---------       ---------       ---------
    (Loss) from discontinued operations after
       taxation ..............................      ($ 25,106)      ($ 14,196)      ($    709)
                                                    =========       =========       =========
Total Operations
    Operating revenue ........................      $ 149,734       $ 622,755       $ 929,155
    Profit  before taxation ..................            898          56,597          19,202
    Taxation .................................        (11,931)        (31,032)         (8,162)
                                                    ---------       ---------       ---------
    Profit (loss) after taxation .............      ($ 11,033)      $  25,565       $  11,040
                                                    =========       =========       =========

                  See accompanying notes to unaudited condensed
                       consolidated financial statements

                 FISHER & PAYKEL HEALTHCARE CORPORATION LIMITED
        Unaudited Condensed Consolidated Statements of Financial Position
                          (in thousands of NZ Dollars)

                                                                                 As of              As of
                                                                           December 31, 2001    March 31, 2001
                                                                           -----------------    --------------
ASSETS
Current assets:
Cash and bank balances ................................................         $ 64,078         $  5,174
Accounts receivable, and prepaid expenses net of allowance for doubtful
  accounts of $410 at December 31, 2001 and $65 at March 31, 2001 .....           40,350           36,637
Inventories (note 3) ..................................................           23,704           18,270
Employee share ownership plans loans, current portion .................            1,030            2,477
Taxation ..............................................................            1,667            8,593
                                                                                --------         --------
Current assets continuing operations ..................................          130,829           71,151
Current assets discontinued operations ................................             --            395,252
                                                                                --------         --------
    Total current assets ..............................................          130,829          466,403
Long-term assets:
Fixed assets net of accumulated depreciation of $18,632 at December 31,
  2001 and $16,540 at March 31, 2001 ..................................           63,908           58,914
Employee share ownership plans loans ..................................            5,620            8,824
Other assets ..........................................................               54             --
Goodwill, net of accumulated amortisation of $1,184 at December 31,
  2001 and $895 at March 31, 2001 .....................................            2,666            2,955
Deferred taxation .....................................................            5,202              379
Long-term assets discontinued operations ..............................             --            416,022
                                                                                --------         --------
    Total assets ......................................................         $208,279         $953,497
                                                                                ========         ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank overdrafts .......................................................         $  1,270         $  1,367
Accounts payable ......................................................            6,039            8,496
Provisions ............................................................           28,033           24,705
Taxation ..............................................................            2,943           14,061
Term borrowings, current portion ......................................           12,028            7,219
Other liabilities .....................................................            6,648            7,351
                                                                                --------         --------
Current liabilities continuing operations .............................           56,961           63,199
Current liabilities discontinued operations ...........................             --            291,420
                                                                                --------         --------
    Total current liabilities .........................................           56,961          354,619
Long-term liabilities:
Term borrowings .......................................................            2,197            1,703
Provisions ............................................................              737           20,187
Long-term liabilities discontinued operations .........................             --            192,950
                                                                                --------         --------
    Total liabilities .................................................           59,895          569,459

    Total shareholders' equity ........................................          148,384          384,038
                                                                                --------         --------
    Total liabilities and shareholders' equity ........................         $208,279         $953,497
                                                                                ========         ========

                  See accompanying notes to unaudited condensed
                       consolidated financial statements

                 FISHER & PAYKEL HEALTHCARE CORPORATION LIMITED
       Unaudited Condensed Consolidated Statements of Movements in Equity
                          (in thousands of NZ Dollars)

                                                                  Nine Months        Fiscal Year
                                                                    Ended              Ended
                                                                 December 31,         March 31,
                                                                 ------------        ----------
                                                                    2001                2001
                                                                 ------------        ----------
Shareholders' equity at the beginning of the period .....         $ 384,038          $ 385,933
Profit for the period ...................................            25,565             11,040
Movement in currency translation reserve ................              (372)             1,241
                                                                 ----------          ---------
                                                                     25,193             12,281
                                                                 ----------          ---------
Issue of share capital ..................................            26,666               --
Increase in equity from disposition of unallocated shares             2,171               --
Repurchase of share capital .............................          (215,272)              --
Dividends ...............................................           (74,412)           (14,176)
                                                                 ----------          ---------
Shareholders' equity at the end of the period ...........         $ 148,384          $ 384,038
                                                                 ==========          =========

                  See accompanying notes to unaudited condensed
                       consolidated financial statements

                 FISHER & PAYKEL HEALTHCARE CORPORATION LIMITED
            Unaudited Condensed Consolidated Statements of Cash Flows
                          (in thousands of NZ Dollars)
                             Nine Months Fiscal Year

                                                                                    Nine Months          Fiscal Year
                                                                                       Ended                 Ended
                                                                                    December 31,          March 31,
                                                                                    -----------          -----------
                                                                                        2001                 2001
                                                                                    -----------          -----------
Cash flows from operating activities:
Continuing operations
    Receipts from customers .................................................         $ 142,088          $ 175,265
    Dividends received ......................................................                70               --
    Interest received .......................................................               105                105
    Payments to suppliers and employees .....................................          (109,866)          (114,639)
    Taxation paid ...........................................................           (10,557)           (12,534)
    Interest paid ...........................................................            (2,160)            (2,195)
                                                                                      ---------          ---------
Net cash flow from operations from continuing operations ....................            19,680             46,002
Net cash flow from operations from discontinued operations ..................            31,825             59,005
                                                                                      ---------          ---------
       Net cash flow from operations ........................................            51,505            105,007
                                                                                      ---------          ---------
Cash flows from (used in) investing activities:
Continuing operations
    Sale of fixed assets ....................................................               126                224
    Proceeds from the disposal of operations ................................           309,000               --
    Purchase of fixed assets ................................................            (9,283)           (12,376)
    Capitalised interest costs ..............................................              --                 (536)
                                                                                      ---------          ---------
Net cash flow from  (used in) investing activities from continuing operations           299,843            (12,688)
Net cash flow (used in) investing activities from discontinued operations ...            (5,780)           (32,529)
                                                                                      ---------          ---------
       Net cash flow from (used in) investing activities ....................           294,063            (45,217)
                                                                                      ---------          ---------
Cash flows (used in) financing activities
Continuing operations
    Employee share purchase plans ...........................................             3,918              2,108
    Issue of share capital ..................................................            26,136               --
    Repurchase of share capital .............................................          (212,030)              --
    New term borrowings .....................................................             7,344              4,518
    Repayment of term borrowings ............................................            (1,769)              (991)
    Dividends paid ..........................................................           (74,412)           (14,176)
    Supplementary dividends paid to overseas shareholders ...................            (4,637)              (766)
                                                                                      ---------          ---------
Net cash flow (used in) financing activities from continuing operations .....          (255,450)            (9,307)
Net cash flow (used in) financing activities from discontinued operations ...           (28,896)           (33,323)
                                                                                      ---------          ---------
       Net cash flow (used in) financing activities .........................          (284,346)           (42,630)
                                                                                      ---------          ---------
    Net increase in cash ....................................................            61,222             17,160

Opening cash ................................................................             1,706            (14,719)
Effect of foreign exchange rates ............................................              (120)              (735)
                                                                                      ---------          ---------
Closing cash ................................................................            62,808              1,706
                                                                                      ---------          ---------
Reconciliation of closing cash:
    Bank ....................................................................            64,078              7,675
    Bank overdrafts .........................................................            (1,270)            (3,469)
    Call borrowings .........................................................              --               (2,500)
                                                                                      ---------          ---------
                                                                                      $  62,808          $   1,706
                                                                                      =========          =========

                  See accompanying notes to unaudited condensed
                       consolidated financial statements

                 FISHER & PAYKEL HEALTHCARE CORPORATION LIMITED


         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS




1.       ORGANISATION AND BASIS OF PRESENTATION


Fisher & Paykel Healthcare Corporation Limited, formerly known as Fisher & Paykel Industries Limited, is a New Zealand company which was renamed as part of a reorganisation in November 2001. As part of the reorganisation, the Appliances and Finance businesses of Fisher & Paykel Industries Limited were spun off to shareholders and are shown in these financial statements as discontinued operations. The Healthcare business, which is the only remaining business of Fisher & Paykel Industries Limited, is shown in these financial statements as continuing operations.


Fisher & Paykel Healthcare Corporation Limited and its subsidiaries ("the Company") design, manufacture and market products and systems for use in respiratory care and the treatment of obstructive sleep apnea. The Company's headquarters and manufacturing operations are located in New Zealand. Other principal distribution and sales sites are located in the United States, the United Kingdom, Australia and Europe.


The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with NZ GAAP, and are presented in NZ Dollars. The accompanying unaudited condensed consolidated financial statements do not include all of the information and footnotes required by NZ GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three months ended December 31, 2001 and the nine months ended December 31, 2001 are not necessarily indicative of the results that may be expected for the fiscal year ending March 31, 2002.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      (a)   BASIS OF CONSOLIDATION

            The Company and subsidiary companies' accounts are consolidated using the purchase method. Subsidiaries are entities that are controlled either directly or indirectly by the parent. All material inter-company transactions are eliminated. The results of subsidiaries acquired or disposed of during the year are included in the consolidated Statement of Financial Performance from the date of acquisition or up to the date of disposal, respectively.

      (b)   GOODWILL


            The excess of cost over the fair value of net assets of subsidiaries acquired is capitalised as goodwill and is amortised to the Statement of Financial Performance on a straight line basis over the lower of the period of expected benefit or ten years from the date of investment.

      (c)   REVENUE RECOGNITION


            PRODUCTS


            Sales of products are recognised in accordance with the terms of sale when title has been transferred and the benefits of ownership and risk pass to the customer.


            INTEREST INCOME


            Interest income is accounted for as earned.

      (d)   ADVERTISING AND SALES PROMOTION COSTS


            All advertising and sales promotion costs are expensed as incurred.

      (e)   EARNINGS PER SHARE


            Basic earnings per share is computed by dividing net earnings by the weighted average number of ordinary shares outstanding during each period.


            Diluted earnings per share is calculated by using the weighted average number of ordinary shares outstanding during each period, adjusted to include the potentially dilutive effect if securities or other contracts to issue ordinary shares were exercised or converted into shares.

      (f)   EMPLOYEE SHARE OWNERSHIP AND OPTION PLANS


            The Company operates employee share ownership plans for employees. The initial purchase of shares by the schemes is funded by advances from the Company, the advances being recognised as assets in the Statement of Financial Position. No compensatory expense is recognised in the Statement of Financial Performance.


            The Company operates a share option plan for employees. Options become exercisable in three equal annual installments between year two and five. No compensatory expense is recognised in the Statement of Financial Performance.


            The Company also operates a share purchase plan for United States employees. The employees are able to purchase shares at a discount through the use of payroll deductions. No compensatory expense is recognised in the Statement of Financial Performance.

      (g)   EMPLOYEE ENTITLEMENTS


            Employee entitlements to salaries and wages, annual leave, long service leave and other benefits are recognised when they accrue to employees. The Company operates pension plans for employees. Contributions to the plans are expensed when made.

      (h)   INVENTORIES


            Inventories are valued at the lower of cost, on a first-in, first-out basis, or net realisable value. Cost includes all costs except finance, administration, research and development, selling and distribution overheads.

      (i)   FIXED ASSETS


            Fixed Assets are recorded at cost. Depreciation expense is computed on a straightline basis over their estimated useful lives as follows:

                    Buildings                           50 years
                    Plant and Equipment                 3-15 years
                    Vehicles                            5 years
                    Tooling                             3-7 years
                    Software                            3-10 years

      (j)   FOREIGN CURRENCY


            Transactions in foreign currencies are converted at the rate of exchange prevailing at the date of the transaction.


            At period end, foreign monetary assets and liabilities are translated at the period end closing rates, and exchange variations arising from these transactions are included in the Statement of Financial Performance.


            Gains and losses and costs arising on foreign currency call options and forward foreign currency contracts that are effective as hedges of transactions are deferred until the date of such transactions at which time they are included in the determination of profit before taxation and separately reported as foreign currency exchange profit
            (loss).


            The financial statements of foreign subsidiaries are translated at the following exchange rates:

            - the period end closing exchange rate for assets and liabilities; and

            - the monthly average exchange rate for revenue and expense transactions.


            The exchange rate difference from translating the opening net investment and revenue and expense transactions at rates different from that which was previously reported is reflected in the foreign currency translation reserve.

      (k)   RESEARCH AND DEVELOPMENT


            Research and development expenditure is expensed as it is incurred. Development costs of product innovation as a process are, in the main, indistinguishable as to whether the benefits will be applied to current or future products.

      (l)   FOREIGN EXCHANGE RISK MANAGEMENT


            The Company enters into foreign currency option contracts and forward foreign currency contracts in managing its foreign exchange risk.


            The purpose of the Company's foreign currency hedging activities is to protect the Company from exchange rate volatility with respect to functional currency (NZ Dollars) net cash movements resulting from the sales of products to foreign customers. The Company enters into foreign currency option contracts and forward foreign currency contracts to hedge anticipated New Zealand based net sales/costs denominated principally in US Dollars, the Euro, the British Pound, and Australian Dollars.

            The terms of the foreign currency option contracts and forward currency contracts generally do not exceed three years and one year, respectively.


            As of March 31, 2001 the Company adopted Statement of Financial Accounting Standards No 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), as amended, which standardises the accounting for derivative instruments. The Company's hedging contracts have not been designated as accounting hedges under SFAS 133 because of the restrictive definitions and therefore are marked to market with the resulting gains and losses being recognised in earnings in the period of change.


            Unrealised gains or losses are recognised as incurred on the Statement of Financial Position as either other assets or provisions and are recorded within other income, net on the Statements of Financial Performance. Unrealised gains and losses on currency derivatives are determined based on dealer quoted prices.

      (m)   TAXATION


            The taxation expense charged to earnings includes both current and deferred tax and is calculated after allowing for permanent differences.


            The liability method of accounting for the taxation effect of all timing differences is used. Deferred tax is accounted for using the comprehensive basis on all timing differences. Any future taxation benefit is recognised only to the extent that there is virtual certainty of recovery in subsequent periods.

      (n)   WARRANTY


            Provision for warranty covers the obligations for the unexpired warranty periods for products, based on recent historical costs incurred on warranty exposure. Warranty terms are 1 to 2 years parts or parts and labour.

      (o)   IMPAIRMENT OF LONG-LIVED ASSETS


            Annually the directors assess the carrying value of each asset considering them on a grouped basis determined at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other Company assets. Where the estimated recoverable amount of the asset based upon the undiscounted future cash flows is less than its carrying amount, the asset is written down to assessed fair value.

      (p)   STATEMENT OF CASH FLOWS


            The following are the definitions of the terms used in the Statement of Cash Flows:

            (i) Cash comprises cash on hand, bank balances and call borrowings.

            (ii) Investing activities are those activities relating to the acquisition, holding and disposal of fixed assets, investments and finance receivables.

            (iii) Financing activities are those activities which result in changes in the size and composition of the capital structure of the Company. This includes both equity and debt not falling within the definition of cash. Dividends paid are included in financing activities.

            (iv) Operating activities include all transactions and other events that are not investing or financing activities.

      (q)   CHANGES IN ACCOUNTING POLICIES

            There have been no changes in accounting policies.

3.    INVENTORIES

Inventories were comprised of the following at December 31, 2001 and March 31, 2001 (in thousands of NZ Dollars):



                                  December 31,        March 31,
                                     2001              2001
                                  -----------        ----------
Materials ................         $  8,042          $  5,569

Finished products ........           16,397            13,097

Provision for obsolescence             (735)             (396)
                                   --------          --------
                                   $ 23,704          $ 18,270
                                   ========          ========

4.    CASH FLOW RECONCILIATION

                                                                     Nine Months Ended     Fiscal Year Ended
                                                                        December 31,          March 31,
                                                                     -----------------     -----------------
                                                                           2001                2001
                                                                     -----------------     -----------------
                                                                        (in thousands of NZ Dollars)
Profit from continuing operations after taxation ...............         $ 39,761               $ 11,749
Add/(deduct) non-cash items:
Continuing operations:
    Depreciation ...............................................            4,277                  5,457
    Amortisation of goodwill ...................................              289                    385
    Movement in provisions .....................................            1,396                     95
    Movement in deferred tax/future tax benefit ................           (4,823)                   (78)
    Movement in working capital:
       Payables and accruals ...................................           (4,115)                (1,968)
       Debtors .................................................           (6,396)               (11,836)
       Inventory ...............................................           (5,434)                (1,794)
       Provision for taxation net of supplementary dividend paid           12,802                 (2,647)
    Provision for foreign exchange loss (unrealised) ...........          (17,572)                44,351
    Foreign currency exchange translation ......................             (505)                 2,288
                                                                      -----------            -----------
Net cash flow from operations from continuing operations .......         $ 19,680               $ 46,002
                                                                      ===========            ===========

5.    NON RECURRING ITEMS RELATING TO SPIN-OFF


During the three month period ended December 31, 2001, the Company incurred costs in relation to the spin-off of the Appliances and Finance businesses and the US share offering and listing on the NASDAQ.


These costs include non-recurring directors' costs (comprising additional remuneration to non-executive directors for extensive work undertaken in connection with the spin-off, retirement benefits as provided for by the Company's constitution to non-executive directors upon retirement from the Company's board and insurance costs) and non-recurring offering and listing expenses.


These costs will not be incurred on an ongoing basis, but have been included in profit from continuing operations as they do not qualify as costs relating to the discontinued operations.

6.    LOSS ON DISPOSAL OF APPLIANCES AND FINANCE BUSINESSES


During the three month period ended December 31, 2001 as part of the reorganisation, the Company incurred a loss in connection with the spin-off of the Appliances and Finance businesses of $28,359,000. The loss is partially offset by operating profit from discontinued operations for the three and nine months ended December 31, 2001. The net loss is included in the loss from discontinued operations before taxation in the Statement of Financial Performance.


As a result of the reorganisation and spin-off, the Company's Statement of Financial Position as of December 31, 2001 is significantly different from the Statement of Financial Position as of March 31, 2001, as the Appliances and Finance businesses were significantly larger than the Healthcare business.


The disposition of the Appliances and Finance businesses reduced current assets and liabilities and term assets, and removed substantially all borrowings from the Statement of Financial Position. In addition to the disposition of the Appliances and Finance businesses, other transactions undertaken as part of the reorganisation and the payment of dividends have affected the Statement of Financial Position. These transactions included, but are not limited to, the repurchase of 18.2 million ordinary shares of the Company, the subsequent sale of 2.6 million shares of the Company in the form of ADS's, and the payment of a special dividend.


The Statement of Financial Position as of March 31, 2001 has been reclassified to separately disclose the amounts relating to the discontinued Appliances and Finance businesses.

7.    FINANCIAL INSTRUMENTS

Notional principal of forward foreign currency contracts and foreign currency option contracts amounts outstanding were as follows:


                                                                      As of             As of
                                                                  December 31,        March 31,
                                                                  ------------        ---------
                                                                      2001              2001

                                                                   (in thousands of NZ Dollars)
Continuing Operations
    Purchase commitments forward foreign currency contracts              --               --
    Sale commitments forward foreign currency contracts ....         $ 37,498         $ 22,015
    Put foreign currency option contracts purchased ........          273,281           44,728
    Call foreign currency option contracts sold ............          111,237          142,579
Discontinued Operations
    Purchase commitments forward foreign currency contracts              --              5,580
    Sale commitments forward foreign currency contracts ....             --              6,783
    Put foreign currency option contracts purchased ........             --            105,058
    Call foreign currency option contracts sold ............             --            424,576
Total Operations
    Purchase commitments forward foreign currency contracts              --              5,580
    Sale commitments forward foreign currency contracts ....           37,498           28,798
    Put foreign currency option contracts purchased ........          273,281          149,786
    Call foreign currency option contracts sold ............          111,237          567,155


-------------

The foreign currency option contracts mature at various dates prior to December 31, 2003.

The forward foreign currency contracts mature at various dates prior to December 31, 2002.

2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND FINANCIAL PERFORMANCE OF CONTINUING OPERATIONS


OPERATING REVENUE

Operating revenue from continuing operations consists of revenue from sales of our respiratory humidification, CPAP and patient warming and neonatal care products, as well as sales of distributed products. Our operating revenue from continuing operations increased by approximately 1% to $55.8 million for the three months ended December 31, 2001 from $55.0 million for the three months ended December 31, 2000. Operating revenue from core products increased by approximately 7% to $52.4 million for the three months ended December 31, 2001 from $49.2 million for the three months ended December 31, 2000.

The following table sets forth our sales by product group for the three months ended December 31, 2001 and 2000:



                                                   Three Months Ended
                                                      December 31,
                                              ---------------------------
                                                                               Percentage
                                                    2001          2000         Variation
                                              --------------  ------------    ------------
                                              (in millions of NZ Dollars)

PRODUCT GROUP:

Respiratory humidification products ......         $29.0         $27.9           +4%

CPAP products ............................          19.8          18.0          +10%

Patient warming and neonatal care products           3.6           3.3           +9%
                                               ---------       -------
    Core products sub-total ..............         $52.4         $49.2           +7%

Distributed products .....................           3.4           5.8          -41%
                                               ---------       -------
    Total ................................         $55.8         $55.0           +1%
                                               =========       =======


Sales of respiratory humidification products increased by approximately 4% in the three months ended December 31, 2001 from sales in the comparable period in the prior year. We attribute the increase to strong growth, of approximately 18%, in sales volume of adult breathing circuits and single use chambers despite a reportedly warm northern hemisphere winter and mild flu season, partially offset by reduced sales of humidifiers to ventilator manufacturers.

Sales of CPAP products increased by approximately 10% in the three months ended December 31, 2001 from sales in the comparable period in the prior year. In response to competitor pricing and to increase our penetration of the obstructive sleep apnea market, we have implemented price reductions over the past year as we repositioned our CPAP humidifiers and integrated flow generator-humidifiers. CPAP integrated flow generator-humidifier sales volume increased by approximately 23% in the three months ended December 31, 2001 from sales in the comparable period in the prior year.

Sales of patient warming and neonatal care products increased by approximately 9% in the three months ended December 31, 2001 from sales in the comparable period in the prior year. This increase was due primarily to strong sales volume growth in the United States.

Sales of distributed products have decreased by 41% in the three months ended December 31, 2001 from sales in the comparable period in the prior year, primarily due to our decision to terminate our distribution relationship with Datex-Ohmeda in New Zealand.

Operating revenue from continuing operations increased by approximately 15% to $157.4 million for the nine months ended December 31, 2001 from $137.3 million for the nine months ended December 31, 2000. Operating revenue from core products increased by approximately 19% to $146.9 million for the nine months ended December 31, 2001 from $123.8 million for the nine months ended December 31, 2000.

The following table sets forth our sales by product group for the nine months ended December 31, 2001 and 2000:

                                                     Nine Months Ended
                                                      December 31,
                                                  ---------------------
                                                                               Percentage
                                                   2001           2000         Variation
                                                  -------       -------        ----------
                                                (in millions of NZ Dollars)
PRODUCT GROUP:
Respiratory humidification products ......         $ 82.0         $ 72.6          +13%

CPAP products ............................           55.5           43.4          +28%

Patient warming and neonatal care products            9.4            7.8          +21%
                                                   ------         ------
    Core products sub-total ..............         $146.9         $123.8          +19%

Distributed products .....................           10.5           13.5          -22%
                                                   ------         ------
    Total ................................         $157.4         $137.3          +15%
                                                   ======         ======

Sales of respiratory humidification products increased by approximately 13% in the nine months ended December 31, 2001 from sales in the comparable period in the prior year. We estimate that, excluding the effects of currency translations, sales of respiratory humidification products increased by approximately 9% in the nine months ended December 31, 2001. This increase was primarily due to an increase in sales volume for our adult breathing circuits and single use chambers.

Sales of CPAP products increased by approximately 28% in the nine months ended December 31, 2001 from sales in the comparable period in the prior year. We estimate that, excluding the effects of currency translations, sales of CPAP products increased by approximately 21% in the nine months ended December 31, 2001. We attribute the increase primarily to increasing market awareness of the benefits of humidification in combination with CPAP therapy in the treatment of obstructive sleep apnea.

Sales of patient warming and neonatal care products increased by approximately 21% in the nine months ended December 31, 2001 from sales in the comparable period in the prior year. We estimate that, excluding the effects of currency translations, sales of patient warming and neonatal care products increased by approximately 18% in the nine months ended December 31, 2001.


Our products are sold in over 90 countries worldwide. The following table sets forth operating revenue from continuing operations for each of our primary geographic markets for the three and nine months ended December 31, 2001 and 2000:

                           Three Months              Nine Months
                              Ended                    Ended
                           December 31,             December 31,
                       -----------------       ---------------------
                       2001         2000        2001           2000
                       -----       -----       -----           ----
                              (in millions of NZ Dollars)
North America         $27.1        $24.5        $75.1         $60.7
Europe ......          15.5         14.3         43.8          37.1
Asia Pacific           10.7         12.8         32.7          33.0
Other .......           2.5          3.4          5.8           6.5
                      -----        -----       ------        ------
    Total ...         $55.8        $55.0       $157.4        $137.3
                      =====        =====       ======        ======

GROSS PROFIT


Our gross profit increased to $37.1 million, or approximately 66% of sales, in the three months ended December 31, 2001 from $36.0 million, or approximately 65% of sales, in the three months ended December 31, 2000. Gross profit increased due to the increase in sales volume for the period.


Our gross profit increased to $110.5 million, or approximately 70% of sales, in the nine months ended December 31, 2001 from $94.4 million, or approximately 69% of sales, in the nine months ended December 31, 2000.


Gross margin percentage for the three months ended December 31, 2001 was below gross margin percentage for the nine months ended December 31, 2001 due to an increase in recognition of factory overhead as a result of a reduction in inventory during the three months, and due to the disposal of distributed products inventory from terminated relationships at lower than normal margin.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses increased by approximately 17% to $14.5 million in the three months ended December 31, 2001 from $12.4 million in the three months ended December 31, 2000. This increase was primarily attributable to an increase in personnel and related expenses to support our growth.


Selling, general and administrative expenses increased by approximately 24% to $42.6 million in the nine months ended December 31, 2001 from $34.4 million in the nine months ended December 31, 2000. We estimate that excluding the effects of currency translations, selling, general and administrative expenses increased by approximately 21% in the nine months ended December 31, 2001.


RESEARCH AND DEVELOPMENT EXPENSES


Research and development expenses increased by approximately 8% to $2.6 million in the three months ended December 31, 2001 from $2.4 million in the three months ended December 31, 2000. Research and Development Expenses increased by approximately 27% to $7.6 million in the nine months ended December 31, 2001 from $6.0 million in the nine months ended December 31, 2000. The increases were attributable to increases in research and development personnel in connection with the expansion of our product development activities. Research and development expenses represented approximately 4.7% and 4.8% of operating revenue for the three and nine months ended December 31, 2001, respectively, compared to 4.4% and 4.4% for the three and nine months ended December 31, 2000, respectively.


OTHER INCOME (EXPENSES), NET


Other income (expenses), net increased for the three months ended December 31, 2001 to net income of $1.4 million from net expenses of $4.3 million for the three months ended December 31, 2000. The increase in other income, net over the three month period primarily reflects foreign currency exchange profits and increased interest income associated with cash available from the proceeds of our US offering and the consequent reduction in interest expense, partially offset by other expenses (see Note 5 to the unaudited condensed consolidated financial statements).


Foreign currency exchange profit (loss) now reflects transactions resulting from our new hedging policy. Under this new hedging policy, we only enter into forward foreign currency exchange contracts that expire within one year or less from the date on which they were executed and for amounts that approximate up to 100% of our anticipated net foreign currency exposure of the New Zealand manufacturing and sales operation. With respect to periods beyond one year, we only buy appropriate foreign currency exchange options which we have no obligation to exercise, for amounts that approximate between 0% and 75% of our anticipated net foreign currency exposure.


TAXATION


The Company's effective income tax rate for the three months ended December 31, 2001 declined to approximately 34.2% from approximately 35.0% for the three months ended December 31, 2000. The decrease in our effective tax rate was due to the lowering of tax rates in a number of countries in which we operate, principally Australia and Germany, in addition to the effect of a higher proportion of profits being made in New Zealand where the corporate tax rate is 33%.


LIQUIDITY AND CAPITAL RESOURCES


As of December 31, 2001, we had $64.1 million in cash and $15.5 million of borrowings. All our borrowings are held outside New Zealand and denominated in currencies other than the NZ Dollar. We have in place credit facilities which are available that permit us to borrow up to a total of the equivalent of approximately $55.4 million, denominated primarily in NZ Dollars and US Dollars, each for a term of 12 months, renewable annually.


Net cash generated from continuing operating activities totalled $19.7 million for the nine months ended December 31, 2001. The amount of cash that we generated was reduced by approximately $15.1 million, as we received our US Dollar receipts into New Zealand at unfavourable foreign currency exchange rates when compared to the transaction rates during the period. This reduction was caused when delivering the US Dollars against the previously disclosed unfavourable forward currency contracts.


The Company's capital expenditures totalled $9.3 million for the nine months ended December 31, 2001. The majority of expenditures related to the purchase of production tooling and equipment, computer equipment and software, patents and facility extension costs. We have committed to expand our facility by approximately 5,800 square meters to accommodate our anticipated growth. Construction has commenced and approximately $0.7 million has been spent in the nine months ended December 31, 2001. We estimate the total cost of the project, which we expect to be completed by December 2002, to be approximately $12.0 million and we expect to fund this expansion from our operating cash flow.


Net cash used in continuing financing activities was $255.5 million, for the nine months ended December 31, 2001. The repurchase of 18.2 million ordinary shares of the company as part of the reorganisation and spin-off and the payment of dividends were the main reasons for the significant outflow of funds.

3.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK


FOREIGN CURRENCY EXCHANGE RISKS


We are exposed to foreign currency exchange rate risks as a result of our importing and exporting activities and from the activities of our foreign subsidiaries. As a result, we are exposed to risk from changes in foreign currency exchange rates. We have entered into foreign currency forward exchange contracts and foreign currency option contracts to hedge against current and anticipated future foreign currency trade cash flows.


CREDIT RISKS


In the normal course of business, we incur credit risk from trade debtors, which we manage with our credit policy. We monitor this exposure on a regular basis. Our credit risk from our trade debtors is limited due to the number and broad geographic spread of our trade debtors.